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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 5




                               JO-ANN STORES, INC.
                                (NAME OF ISSUER)




                    CLASS A COMMON SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    47758P109
                                 (CUSIP NUMBER)

                                  ALAN ROSSKAMM
    JO-ANN STORES, INC., 5555 DARROW ROAD, HUDSON, OHIO 44236, (330) 656-2600
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  SEE ATTACHED
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|





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

CUSIP No. 47758P109                                         13D                                          Page 2 of 8 Pages
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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ALAN ROSSKAMM
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                   (a) [ ]
         NOT APPLICABLE
                                                                                                                   (b) [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         NOT APPLICABLE
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                                       [X]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
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                          7      SOLE VOTING POWER                                                          434,269*
     NUMBER OF
      SHARES              8      SHARED VOTING POWER                                                        886,695**
   BENEFICIALLY
     OWNED BY             9      SOLE DISPOSITIVE POWER                                                     431,460*
       EACH
     REPORTING            10     SHARED DISPOSITIVE POWER                                                   886,695**
    PERSON WITH
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                     1,320,964

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                         [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      13.8%
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14       TYPE OF REPORTING PERSON                                                                                IN
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

* Includes 249,725 shares held directly by Mr. Rosskamm, 92,000 shares subject to stock options which are or will become exercisable within 60 days of July 13, 2001, 20,000 restricted shares granted to Mr. Rosskamm pursuant to the Jo-Ann Stores, Inc. Executive Incentive Plan, 68,623 shares held by Mr. Rosskamm as custodian for his minor children, and 3,652 and 269 shares held, respectively, through the company stock and PAYSOP funds of the Jo-Ann Stores, Inc. Savings Plan 401(k) (the "Savings Plan") . Mr. Rosskamm does not have dispositive control with regard to 2,540 shares held in company stock under the Savings Plan and 269 shares held in the PAYSOP fund.

** Includes 750,245 shares held by Rosskamm Family Partners, LP, of which Mr. Rosskamm is a general and limited partner, 98,950 shares held by Caneel Bay Partners, L.P., of which Mr. Rosskamm is a general and limited partner, and 37,500 shares held by the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991, and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992, each of which Mr. Rosskamm is a co-trustee.



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                                  SCHEDULE 13D

ITEM 1.          SECURITY AND ISSUER.

                 (a)      Class A Common Shares, without par value

                 (b)      Jo-Ann Stores, Inc. (hereafter "Jo-Ann")
                          5555 Darrow Road
                          Hudson, Ohio 44236

ITEM 2.          IDENTITY AND BACKGROUND.

                 (a)      Alan Rosskamm

                 (b)      5555 Darrow Road,
                          Hudson, Ohio 44236

                 (c)      Chairman, President and Chief Executive Officer of
                          Jo-Ann

                 (d)      No

                 (e)      Yes

                          On February 18, 1997, Jo-Ann (then known as
                          Fabri-Centers of America, Inc.) settled enforcement proceedings brought by the U.S. Securities and Exchange Commission (hereafter "SEC") involving Jo-Ann's financial statements for the fiscal year ended February 1, 1992, the use of those statements in connection with the sale in March 1992 of Jo-Ann's 6 1/4% Convertible Subordinated Debentures due 2002 (subsequently redeemed in June 1997), Jo-Ann's financial statements for the first three quarters of fiscal 1993, and the adequacy of certain disclosures relating to such periods. The principal allegation was that Jo-Ann materially overstated earnings for such periods because of the manner in which Jo-Ann calculated one of its inventory-related reserves, thereby allegedly violating certain federal securities laws, including provisions regarding anti-fraud, reporting, internal controls and books and records. The accounting and disclosure issues that were raised are not related to any current period, and no current accounting policies or financial statements were in question. At the same time as the settlement, the SEC filed a civil action against Jo-Ann and its former chief financial officer and former controller in the United States District Court for the District of Columbia. Without admitting or denying the allegations, Jo-Ann consented to the entry of an order enjoining it from violations of the federal securities laws and agreed to pay $3.3 million in settlement of the action against it.

                          Alan Rosskamm, Chief Executive Officer of Jo-Ann, consented to a separate SEC administrative cease and desist order settling certain allegations, without admitting or denying the allegations. The SEC contended that Mr. Rosskamm violated certain federal securities laws as a result of not making adequate inquiry of the financial staff before signing management representation letters given to Jo-Ann's auditors in connection with the March 1992 debenture offering, and as a result of signing Jo-Ann's Form 10-Q for the quarter ended May 2, 1992.

                 (f)      United States of America




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ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Not Applicable.

ITEM 4.          PURPOSE OF THE TRANSACTION.

                 Mr. Rosskamm previously acquired options to purchase 110,000 shares of Jo-Ann (as disclosed in his last Schedule 13D filing). In December 2000, options to purchase 18,000 of those shares expired resulting in a decrease in Mr. Rosskamm's beneficial ownership.

                 Mr. Rosskamm's beneficial ownership of shares held under the Savings Plan increased from 2,818 as of the date of his last
                 Schedule 13D to 3,921 as of May 31, 2001, as result of his contributions under the Savings Plan and matching employer contributions.

                 As of November 1999, the George Rosskamm Trust UA dated January 1, 1988, of which Mr. Rosskamm is a co-trustee, sold its 437 shares in Jo-Ann resulting in a decrease in Mr. Rosskamm's beneficial ownership.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) Mr. Rosskamm beneficially owns 1,320,964 shares, representing approximately 13.8% of the issued and outstanding shares as of July 6, 2001. The number of shares beneficially owned by Mr. Rosskamm includes 249,725 shares held directly by Mr. Rosskamm, 92,000 shares subject to stock options which are or will become exercisable within 60 days of July 13, 2001, 20,000 restricted shares granted to Mr. Rosskamm pursuant to the Jo-Ann Stores, Inc. Executive Incentive Plan, 68,623 shares held by Mr. Rosskamm as custodian for his minor children, and 3,652 and 269 shares held, respectively, through the company stock and PAYSOP funds of the Savings Plan. Mr. Rosskamm does not have dispositive control with regard to 2,540 shares held in company stock under the Savings Plan and 269 shares held in the PAYSOP fund. The number of shares beneficially owned by Mr. Rosskamm also includes 750,245 shares held by Rosskamm Family Partners, LP, of which Mr. Rosskamm is a general and limited partner, 98,950 Shares held by Caneel Bay Partners, L.P., of which Mr. Rosskamm is a general and limited partner, and 37,500 shares held by the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991, and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992, each of which Mr. Rosskamm is a co-trustee.

                 (b) Mr. Rosskamm has sole power to vote or direct the vote with respect to 434,269 shares. Mr. Rosskamm has shared power to vote or direct the vote with respect to 886,695 shares. Mr. Rosskamm has sole power to dispose of or to direct the disposition of 431,460 shares. Mr. Rosskamm has shared power to dispose of or direct the disposition of 886,695 shares.

                          Mr. Rosskamm shares voting and dispositive power with respect to 750,682 shares with Mrs. Betty Rosskamm. Mrs. Betty Rosskamm is a general and limited partner in Rosskamm Family Partners, LP. Mrs. Betty Rosskamm's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Betty Rosskamm has not, in the last five years, been convicted in an criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Betty Rosskamm is a citizen of the United States of America.

                          Mr. Rosskamm shares voting and dispositive power with respect to 98,950 shares with Mrs. Barbara Rosskamm. Mrs. Barbara Rosskamm is a general partner in Caneel Bay Partners, LP. Mrs. Barbara Rosskamm's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Barbara Rosskamm has not, in the last five years, been convicted in an criminal proceeding (excluding traffic violations or


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                          similar misdemeanors) or been a party to a civil
                          proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barbara Rosskamm is a citizen of the United States of America.

                          Mr. Rosskamm shares voting and dispositive power with respect to 37,500 shares with Mrs. Jacqueline Rothstein. Mrs. Jacqueline Rothstein is a co-trustee of the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991, and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992. Mrs. Rothstein's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Jacqueline Rothstein has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Jacqueline Rothstein is a citizen of the United States of America.

                 (c)      Not applicable.

                 (d)      Not applicable.

                 (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Not applicable.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2001

                                             /s/  Alan Rosskamm
                                             ----------------------------------
                                             Alan Rosskamm
















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